



SECURITIE. 04004302 SION
Washington, ᵈ.ᵈ.



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 5-0006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

  3301 Woman's Club Drive   Suite 105
           (No. and Street)

FEB 27 2004

  Raleigh   NC   27612   188
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Robert L. Abbott   (919) 785-3050
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Rosenthal & Kaplin, P.C.
         (Name – if individual, state last, first, middle name)

  7100 Peachtree Dunwoody Rd.   Suite 200   Atlanta, GA   30328
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☑ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Robert L. Abbott Jr___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Rosenthal & Kaplin, P.C.___ , as

of ___February 26th___ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

_____ 2-26-04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATMENTS
with the
INDEPENDENT AUDITORS' REPORT
YEARS ENDED DECEMBER 31, 2003 and 2002

CONTENTS

Independent Auditors' Report

FINANCIAL STATEMENTS:

Statements of Financial Condition
Statements of Operations and Retained Earnings
Statements of Cash Flows
Notes to Financial Statements

SUPPLEMENTARY INFORMATION:

Computation of Net Capital
Internal Control Report



Rosenthal & Kaplin, P.C.
Certified Public Accountants

Carl R. Rosenthal, C.P.A., P.F.S.
Stuart P. Rosenthal, C.P.A.
Jeffrey L. Kaplin, C.P.A.
Sam M. Levy, C.P.A.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
South Atlantic Enterprises, Inc.
Raleigh, North Carolina

We have audited the accompanying statements of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2003 and 2002 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rosenthal & Kaplin, PC

February 25, 2004

7100 Peachtree Dunwoody Road
Suite 200
Atlanta, Georgia 30328
(770) 551 8665
Fax (770) 551 5868

FINANCIAL STATEMENTS

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF FINANCIAL CONDITION

	For the years ended December 31,	
	2003	2002
ASSETS:		
Current Assets		
Cash and cash equivalents	$427,255	$447,323
Marketable securities	156,390	44,808
Total Current Assets	583,645	492,131
Other Assets		
Investments	12,400	12,400
Deposits	400	400
Total Other Assets	12,800	12,800
Total Assets	$596,445	$504,931
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current Liabilities		
Accrued expenses	$22,747	$22,556
Due to officer	-	23,422
Total Current Liabilities	22,747	45,978
Stockholders' Equity		
Common stock, $1.00 par value, 100,000 shares authorized, 100 issued and outstanding	100	100
Retained earnings	503,290	486,714
Net unrealized gains (losses) on marketable securities	70,308	(27,861)
	573,698	458,953
Total Liabilities and Stockholders' Equity	$596,445	$504,931

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	For the years ended December 31,	
	2003	2002
REVENUES	$225,219	$362,714
EXPENSES		
Salaries and wages	90,000	90,000
Consulting and Research fees	61,150	165,500
Retirement plan contribution	22,500	22,500
Taxes and licenses	7,696	8,688
Office expense	4,185	3,381
Telephone	5,993	6,775
Rent	4,448	4,400
Legal and accounting	4,177	4,532
Travel	3,497	4,548
Meals and Entertainment	282	233
Miscellaneous expense	2,569	658
Insurance	680	680
Dues and publications	2,117	1,087
Total Expenses	209,294	312,982
OPERATING INCOME (LOSS)	15,925	49,732
OTHER INCOME (EXPENSE)		
Dividends and interest	4,715	7,204
Gain /(Loss) on sale of securities	1,109	1,179
NET INCOME	21,749	58,115
RETAINED EARNINGS, BEGINNING	486,714	428,599
Shareholder distributions	(5,173)	-
RETAINED EARNINGS, ENDING	$503,290	$486,714

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS

	For the years ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	21,749	58,115
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Gain) / Loss on Sale of Marketable Securities	(1110)	(1179)
Changes in operating assets and liabilities:		
Increase(decrease) in accrued expenses	191	(3000)
Net cash provided (used) by operating activities	20,830	53,936
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale and maturity of investments	349,127	41,250
Purchase of investments	(361,430)	(82,650)
Net cash provided (used) by investing activities	(12,303)	(41,400)
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in amount due to officer	(23,422)	(37,023)
Shareholder distributions	(5,173)	0
Net cash provided (used) by financing activities	(28,595)	(37,023)
NET INCREASE (DECREASE) IN CASH	(20,068)	(24,487)
Cash and cash equivalents at beginning of year	447,323	471,810
Cash and cash equivalents at end of year	$427,255	$447,323

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:		
Interest expense	$0	$0
Income taxes	0	0

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private debt transactions for institutional investors and by introducing lenders to operating companies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2-MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2003 and 2002 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2002				
Available for Sale Equity securities	$ 72,669	$ -0-	$ 27,861	$ 44,808
December 31, 2003				
Available for Sale Equity securities	$ 86,082	$ 70,308	$ -0-	$ 156,390

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Gross realized gains on sales of securities available for sale were $1,109 and $1,179 in 2003 and 2002 respectively. Unrealized holding gains (losses) on securities available for sale in the amount of $70,308 and ($27,861) have been credited to stockholder's equity for the years ended December 31, 2003 and 2002 respectively.

NOTE 3-OTHER ASSETS

Included in the other assets is an investment by the company ($12,400) in a private offering of stock. The shares are restricted from sale on the open market until a qualifying economic event and have therefore been classified as non-current and not marketable.

NOTE 4-RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2003 and 2002, not to exceed certain established statutory limits. Contributions in the amount of $22,500 and $22,500 were made for the years ended December 31, 2003 and 2002.

NOTE 5-DUE TO OFFICER

The balance due to officer at December 31, 2002 represents short-term borrowings due on demand without interest.

NOTE 6-EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7-NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the company had net capital of $528,768 and $431,820. These amounts exceeded the required net capital by $523,768 and $426,820 respectively. The company's aggregate indebtedness to net capital was 0.04 and 0.11 to 1 for the years ended December 31, 2003 and 2002.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of
THE SECURITIES and EXCHANGE COMMISSION

| | For the years ended December 31, | |
	2003	2002
TOTAL STOCKHOLDERS' EQUITY	$573,698	$458,953
DEDUCTIONS and / or CHANGES		
Non-allowable assets	(12,400)	(12,400)
TENTATIVE NET CAPITAL	$561,298	$446,553
Haircut on securities	(32,530)	(14,733)
NET CAPITAL	$528,768	$431,820
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	$22,747	$45,978
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	4.30%	10.65%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$523,768	$426,820
RECONCILIATION with COMPANY'S COMPUTATION in PART II of FORM X-17A-5 as of DECEMBER 31, 2003 and 2002:		
Net capital as reported in Company's Part II:		
Unaudited Focus Report	$541,028	$417,533
Employer SEP contribution	(22,500)	(22,500)
Audit adjustment for accrued and other expenses	10,240	36,787
NET CAPITAL PER ABOVE	$528,768	$431,820

The accompanying notes are an integral part of these statements



Rosenthal & Kaplin, P.C.
Certified Public Accountants

Carl R. Rosenthal, C.P.A., P.F.S.
Stuart P. Rosenthal, C.P.A.
Jeffrey L. Kaplin, C.P.A.
Sam M. Levy, C.P.A.

To the Board of Directors
South Atlantic Enterprises, Inc.:

In planning and performing our audit of the financial statements of South Atlantic Enterprises, Inc. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7100 Peachtree Dunwoody Road
Suite 200
Atlanta, Georgia 30328
(770) 551 8665
◆ Fax (770) 551 5868

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2003 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



February 25, 2004